Exhibit 99.1

Sundial Announces Anticipated Closing Date of Alcanna Acquisition and Late Filing of Annual Financial Statements and MD&A under Canadian Law

CALGARY, AB, March 28, 2022 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") today announced that it expects the previously announced plan of arrangement (the "Arrangement") with Alcanna Inc. ("Alcanna") to be completed on or about March 31, 2022. All regulatory requirements under applicable provincial liquor and cannabis legislation have now been satisfied and completion of the Arrangement remains subject only to customary closing conditions as further described in the Arrangement Agreement. Sundial and Alcanna have mutually agreed to extend the outside date for closing the transaction by one day to March 31, 2022.

Financial Statement Filing Delay

The Company also announced a delay in filing its audited consolidated financial statements for the year ended December 31, 2021, annual management's discussion and analysis for the same period and management certifications of annual filings (collectively, the "Filings") beyond the deadline of March 31, 2022 prescribed by Canadian securities laws. Sundial expects to file its Annual Report on Form 20-F within the applicable U.S. filing deadline. The Company now expects to report fourth quarter and full year 2021 earnings on or before April 14, 2022. Updated conference call details will be provided in a subsequent announcement.

Based on unaudited financial statements prepared by the management of the Company, Sundial expects to report record adjusted EBITDA from continuing operations for the full year 2021.

The principal reason for the delay is the significant amount of additional work and in-depth procedures required to be performed by the Company and its external auditor as 2021 is the first year that the Company is required to have an auditor attestation report on its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 ("SOX"). This requirement to be SOX compliant is a function of the rapid growth in scale and level of corporate activity Sundial has achieved over the last two years. SOX compliance requires heightened levels of corporate controls and processes that will ultimately benefit Sundial shareholders through best practices in risk management.

The Company's auditor is completing its external audit and will be unable to issue an audit opinion before the end of March 2022 as previously expected. The Company believes that there will be no restatement of previously released financial statements of Sundial.

The Company has informed the staff of the Alberta Securities Commission (the "ASC") about its anticipated delay of the Filings and has applied to the ASC pursuant to Part 4 of National Policy 12-203 – Management Cease Trade Orders ("NP 12-203") for a Management Cease Trade Order ("MCTO") pending the release of the Filings. If an MCTO is issued, Sundial intends to satisfy the provisions of the "alternative information guidelines" set out in NP 12-203, including the requirement to file bi-weekly status reports in the form of news releases containing prescribed updating information, until the Filings are made. An MCTO would not generally affect the ability of persons who are not directors, officers, or insiders of the Company to trade in securities of the Company.

Sundial's blackout policy has restricted trading by directors, officers, and other insiders of the Company for the entire calendar year thus far. The policy has also restricted the Company's ability to execute the repurchase of Sundial shares under its previously announced share repurchase plan. The Company expects the trading window to open subsequent to the filing of first quarter financial results in May.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company whose shares are traded on Nasdaq under the symbol "SNDL". Its business is reported and analyzed under three operating segments: Cannabis Operations, Cannabis Retail, and Investment Operations. Following completion of the Arrangement, Sundial expects to add a fourth segment, Liquor Retail.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, Sundial's 'craft-at-scale' modular growing approach, award-winning genetics, and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto, and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Sundial's investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

Sundial is proudly Albertan, headquartered in Calgary, Alberta, with operations in Olds and Rocky View County, Alberta, Canada. For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Statements

Certain statements in this press release constitute "forward-looking" statements that involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, objectives or achievements of Sundial or industry results, to be materially different from any future results, performance, objectives or achievements expressed or implied by such forward-looking statements. When used in this press release, words such as "may", "would", "could", "will", "expect", "anticipate", "estimate", "believe", "intend", "plan", and other similar expressions are intended to identify forward-looking statements. Forward-looking information in this news release includes, but is not limited to, statements regarding: Sundial's expectation that it will file its Annual Report on Form 20-F within the applicable U.S. filing deadline and that it will report its fourth quarter and full year 2021 earnings on or before April 14, 2022; Sundial's expectation that it will report record Adjusted EBTIDA from continuing operations for the year ended December 31, 2021; and the expected closing date of the Arrangement. These statements reflect Sundial's current views regarding future events and operating performance, are based on information currently available to Sundial, and speak only as of the date of this press release.  These forward-looking statements involve a number of risks, uncertainties and assumptions and should not be read as guarantees that future performance or results will be achieved. Many factors could cause the actual results, performance, objectives or achievements of Sundial to be materially different from any future results, performance, objectives or achievements that may be expressed or implied by such forward-looking statements. The principal factors, assumptions and risks that Sundial made or took into account in the preparation of these forward-looking statements include: Sundial's belief that its external auditor will complete its audit and release its audit opinion in a timely manner that will allow Sundial to file its Annual Report on Form 20-F within the applicable U.S. filing deadline,  that the unaudited financial statements prepared by management of the Company will not differ materially from audited financial statements once available, and that all conditions to closing of the Arrangement will be satisfied prior to the expected closing date. Additional factors that may impact Sundial's results are discussed in Sundial's other publicly available disclosure documents, as filed by Sundial on EDGAR (www.sec.gov/edgar) and SEDAR (www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, estimated or expected. The forward-looking information contained in this news release is made as of the date hereof. Unless required by applicable securities law, Sundial does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., Telephone: 1.587.327.2017, Email: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 22:00e 28-MAR-22